Exhibit 99.2

Exhibit 99.2 - MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                 (In millions of U.S. dollars, except per share
                   amounts, and in accordance with U.S. GAAP)

Overview

For over 30 years, we have delivered the semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and medical communications. For more information, visit www.zarlink.com.

The following discussion and analysis explains trends in our financial condition and results of operations for the three and six month periods ended September 26, 2008, compared with the corresponding period in the previous Fiscal year. This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results. You should read this discussion in conjunction with our consolidated financial statements and notes included elsewhere in this Quarterly Report and with our Annual Report for the Fiscal year ended March 28, 2008.

Forward-Looking Statements

Certain statements in this Quarterly Report contain forward-looking statements which involve risks and uncertainties that are based on our current expectations, estimates and projections about the industries, in which we operate, and our beliefs and assumptions. We use words such as anticipate, expect, estimate, believe, and similar expressions to identify such forward-looking statements. Our actual results could differ materially from those anticipated in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements. You should carefully consider the following risks and uncertainties prior to investing:

      o Our dependence on the development of new products, and our ability to introduce these products to the market in a cost-effective and timely manner;

      o Our ability to integrate any businesses, technologies, product lines or services that we have or will acquire;

      o Our dependence on revenue generation from our legacy products in order to fund development of our new products;

      o Our limited visibility of demand in our end markets, and the industry practice whereby our customers may cancel and/or defer orders on short notice;

      o We experienced operating losses in Fiscal 2008, as well as in several prior Fiscal years, and may not be able to maintain current profitability;

      o     Our ability to attract and retain key employees;

      o     Risks inherent in our international operations;

      o Failure to protect our intellectual property or infringing on patents and proprietary rights of third parties could have a material adverse effect on our business, financial condition and results of operations;

      o Our substantial amount of indebtedness could adversely affect our financial position;

      o Our dependence on our foundry suppliers and third-party subcontractors. As at the end of the second quarter of Fiscal 2009, most of our production was outsourced and as a result we may be more vulnerable to production capacity and product delivery issues;

      o     The  costs  and  accounting  implications  of  compliance  with  new
            accounting   standards,   including  the  potential   transition  to
            International Financial Reporting Standards ("IFRS"); and

      o Other factors referenced in our Annual Report on Form 20-F for the Fiscal year ended March 28, 2008.

In addition, the current liquidity crisis may increase our customers' credit risk which could result in credit losses. Any credit losses we may suffer as a result of these increased risks, or as a result of credit losses from any significant customer, would increase our operating costs, which would negatively impact our operating results. The current economic situation may result in our end customers scaling back new equipment deployment plans. Any scaling back of deployment plans from our end customers may result in lower revenues being recorded by us.

RESULTS OF OPERATIONS  FOR THE THREE AND SIX MONTH  PERIODS ENDED  SEPTEMBER 26,
2008

Summary of Results from Operations                             Three Months Ended                Six Months Ended
                                                            ------------------------         ------------------------
(millions of U.S. dollars, except per share amounts)        Sept. 26,      Sept. 28,         Sept. 26,      Sept. 28,
                                                              2008           2007              2008           2007
                                                            ---------      ---------         ---------      ---------
Consolidated revenue:                                        $ 61.8         $ 49.6            $122.3         $ 80.2

Net income (loss) for the period                             $  7.2         $(15.9)           $  8.3         $(20.9)

Net income (loss) per common share:
    Basic and diluted                                        $ 0.05         $(0.13)           $ 0.05         $(0.18)

Weighted average common shares outstanding (millions):
    Basic                                                     125.6          127.3             126.4          127.3
    Diluted                                                   157.7          127.3             158.6          127.3

Our revenue in the second quarter of Fiscal 2009 was $61.8, up 25% from revenue of $49.6 in the second quarter of Fiscal 2008. As with previous quarters since the acquisition of Legerity, a portion of the increase in revenue was due to incremental revenue from the Legerity business, as we captured a full 13 weeks of Legerity revenue in the second quarter of Fiscal 2009, as compared to eight weeks in Fiscal 2008. The incremental revenue from Legerity represents approximately 50% of the increase in revenue. We also experienced an increase in revenue from our other product groups, most notably our Optical Product group, which represented 26% of the increase in revenue. Within all our product groups, we continue to see the gradual shift in product sales from our legacy products towards our new products. We consider our legacy products to be items on which we spend little R&D effort to maintain, and our new products to be those for which we have concentrated our recent R&D spending to develop. We view our new products as the source of future revenue growth and anticipate that revenue from our legacy products will gradually decline.

Revenue in the six months ended September 26, 2008, was $122.3, up 52% from revenue of $80.2 in the corresponding period of Fiscal 2008. The incremental Communication Products sales from the acquired Legerity business of $29.2, along with the increase in revenue from our existing product portfolio have resulted in the increase in revenue. The increase in Legerity revenue is primarily due to the inclusion of 26 weeks of Legerity activity this year compared to only eight weeks in the six months ended September 28, 2007. The most significant increases in revenue from our existing products groups were from our Optical and Medical Product groups which represent 14% and 10% of the increase in revenue, respectively.

The anticipated overall economic slow down and a lower opening order backlog may result in lower revenues through the third and fourth quarters of this year. We use opening 90-day backlog as one indicator for future revenue. We view 90-day backlog as orders received from customers, which are expected to be delivered within 90 days. At the beginning of the third quarter our 90-day backlog was $53 down from $56 at opening of the second quarter. While our revenue will be impacted by these factors we anticipate that the cost saving measures that we have been implementing over the past twelve months will minimize the impact of a slow down on our net income in the coming quarters.

In the second quarter of Fiscal 2009, we recorded net income of $7.2, or $0.05 per share. This compares to a net loss of $15.9, or $0.13 per share, in the second quarter of Fiscal 2008. The net income for the period is the result of strong revenue and gross margin in the quarter combined with an income tax recovery of $2.4, and a non-cash foreign exchange gain of $1.9. These gains were partially offset by $1.2 in costs related to the Company's proxy contest, which took place in the first month of this quarter. This quarter also included approximately $1.2 in severance and integration costs as we continue the integration of Legerity. We are anticipating completing the integration of both companies by the end of this calendar year.

The loss in the second quarter of Fiscal 2008 was driven primarily by acquisition costs from the Legerity acquisition, which included the expensing of $20.3 of in-process R&D. Other significant items impacting the six-month period of Fiscal 2008 included:

      o     a gain of $12.9, resulting from the sale of our investment in Mitel;

      o a non-cash net foreign exchange loss of $3.5, primarily related to the revaluation of the Canadian denominated convertible debentures, which were issued in connection with the Legerity acquisition;

      o severance costs of $1.3 related to a workforce reduction initiated as part of the Company's integration;

      o contract impairment costs of $0.7 resulting from the renegotiation of a new design tool contract for the integrated company; and

      o     other integration costs of approximately $0.9.

In the first half of Fiscal 2009, we recorded net income of $8.3, or $0.05 per share, as compared to a net loss of $20.9, or $0.18 per share, for the comparable period in Fiscal 2008. In addition to the second quarter activities previously discussed, we also recorded a gain on sale of excess land of $0.9 in the first quarter of Fiscal 2009. The net loss of $20.9 for the first half of Fiscal 2008, included the items discussed above along with severance costs of $0.9 and contract impairment and other costs of $0.5 in the first quarter of Fiscal 2008, related to headcount reductions in our Caldicot U.K. facility.

GEOGRAPHIC REVENUE

Revenue, based on the geographic location of customers, was distributed as follows:

                                              Three Months Ended                                  Six Months Ended
                                ----------------------------------------------    -----------------------------------------------
                                Sept. 26,        % of    Sept. 28,        % of    Sept. 26,         % of    Sept. 28,        % of
(millions of U.S. dollars)        2008          Total      2007          Total      2008           Total      2007          Total
                                ---------       -----    ---------       -----    ---------        -----    ---------       -----
Revenue:
   Asia / Pacific                $ 32.8           53%     $ 26.3           53%     $ 62.3            51%     $ 36.9           46%
   Europe                          15.1           25        12.6           25        32.1            27        24.4           30
   United States                   12.4           20         9.9           20        24.7            20        16.3           21
   Canada                           0.8            1         0.5            1         1.5             1         1.4            2
   Other Regions                    0.7            1         0.3            1         1.7             1         1.2            1
                                 ------          ---      ------          ---      ------           ---      ------          ---
Total                            $ 61.8          100%     $ 49.6          100%     $122.3           100%     $ 80.2          100%
                                 ======          ===      ======          ===      ======           ===      ======          ===

Asia/Pacific

Asia/Pacific revenue in the second quarter of Fiscal 2009 was $32.8, compared with revenue of $26.3 in the same period of Fiscal 2008. The increase was principally a result of an increase in our Communication Products shipments, as compared with the same period in Fiscal 2008. Revenues from the acquired Legerity business represented 83% of the increase in this region, as we include 13 weeks of Legerity results as compared to only eight weeks for the same period a year ago.

Asia/Pacific revenue increased to $62.3 for the six-month period ended September 26, 2008, as compared to $36.9 in the same period of Fiscal 2008, principally due to the incremental revenues from Legerity during the period.

Europe

European revenue increased by 20% in the second quarter of Fiscal 2009 as compared to the same period of Fiscal 2008. The increase in revenue was due mainly to higher sales volumes from our Custom and Other Products, which represented 12% of the change, as well as, increased product shipments from our Optical and Communication groups, partially offset by lower shipments of our Medical Products, representing 8%, 6% and (6%) of the change, respectively.

European revenue for the six-month period ended September 26, 2008, was $32.1, up 32% from the same period in Fiscal 2008. Incremental revenues from the acquired Legerity business and increased product volume in Custom and Other and the existing Communication represented approximately 11%, 11% and 7% of the change, respectively. This was partially offset by a decrease in product shipments from our Medical Products, which represented (3%) of the change.

United States

Revenue from customers in the United States increased by 25% to $12.4 during the second quarter of Fiscal 2009 as compared to the same quarter of Fiscal 2008. Increases in product shipments from our Medical and Optical Products represented 17% and 10% of the change, respectively. This was partially offset by declines in our existing Communication Products.

Revenues from customers in the United States increased by 52%, to $24.7, for the six-month period ended September 26, 2008, as compared to the same period in Fiscal 2008. The increase came from increased Medical Product shipments, increased Optical Products shipments and increased Communication Products shipments each representing 24%, 17% and 10% of the change, respectively.

Canada

Revenue from customers in Canada increased by $0.3 during the second quarter of Fiscal 2009 as compared to the same quarter of Fiscal 2008. Increases in product shipments from our Medical Products represented 53% of the change, offset by declines in our Custom and Other Product group representing (8%) of the change.

Revenue from customers in Canada increased by 7% to $1.5 for the six-month period ended September 26, 2008, as compared to the same period in Fiscal 2008. Increases in product shipments from our Medical Products represented 48% of the change, offset by declines in product shipments from our Custom and Other Products and Communication Products, each representing (26%) and (23%) of the change, respectively.

Other Regions

For the second quarter of Fiscal 2009, revenue from customers in other regions increased to $0.7 as compared to $0.3 in the second quarter of Fiscal 2008, due to higher sales volumes from our Communication Products.

Revenues from customers in other regions increased by 42% for the six-month period ended September 26, 2008, as compared to the same period in Fiscal 2008. The increase was driven by increased shipments from our Communication and Custom and Other groups both of which represented approximately half the increase.

REVENUE BY PRODUCT GROUP

                                                 Three Months Ended                             Six Months Ended
                                    ------------------------------------------    -------------------------------------------
                                    Sept. 26,     % of     Sept. 28,      % of    Sept. 26,      % of     Sept. 28,     % of
(millions of U.S. dollars)            2008        Total      2007        Total      2008         Total      2007        Total
                                    ---------    ------    ---------    ------    ---------     ------    ---------    ------
Revenue:
   Communication Products            $ 39.7          64%    $ 33.7          68%    $ 78.8           64%    $ 48.6          61%
   Medical Products                     7.8          13        6.3          13       17.0           14       12.8          16
   Optical Products                     6.8          11        3.6           7       13.0           11        7.1           9
   Custom and Other                     7.5          12        6.0          12       13.5           11       11.7          14
                                     ------      ------     ------      ------     ------       ------     ------      ------
Total                                $ 61.8         100%    $ 49.6         100%    $122.3          100%    $ 80.2         100%
                                     ======      ======     ======      ======     ======       ======     ======      ======

Communication Products

Communication Products revenue increased by $6.0 or 18% in the second quarter of Fiscal 2009 when compared to the same period in Fiscal 2008. The increase was due mainly to our acquisition of Legerity as we included a full 13 weeks of revenue this quarter compared to eight weeks in the previous year. Product shipments from our other Communication Products increased slightly this period compared to the same period a year ago.

Revenue from this group for the six months ended September 26, 2008 was $78.8, an increase of $30.2 over the same period a year ago. The increase was the result of incremental revenue from the Legerity business, as our existing Communication Products increased only marginally.

Medical Products

Our Medical Product revenue increased by 24% in the second quarter of Fiscal 2009 compared to the same period in Fiscal 2008. The change in revenue is the result of increased product shipments of our new medical telemetry products offset by a decline of our legacy and audiologic medical devices, each accounting for 35% and (11%) of the change in revenue respectively.

Medical Product revenue through six months has increased 33%, when compared to the same period in the prior year, as a result of increased product shipments from our new medical telemetry products.

Optical Products

Our Optical Product revenue for the second quarter of Fiscal 2009 increased by 89% compared to the second quarter of Fiscal 2008 as a result of higher product shipments from both our new parallel fiber optic modules and serial optical components representing 71% and 18% of the change in this product group, respectively. This is a trend that has continued since the first quarter and has resulted in a revenue increase from Optical Products of $5.8 for the first half of this year.

Custom and Other

For the three and six month periods ended September 26, 2008 Custom and Other was up 25% and 15% when compared to the same period in Fiscal 2008 despite the sale of the Swindon foundry in late Fiscal 2008. The increase in revenue is the result of increased product shipments for one communication application specific integration circuit ("ASIC") product, partially offset by absence of Foundry revenue in the current year.

GROSS MARGIN

                                                   Three Months Ended                   Six Months Ended
                                             ------------------------------       -----------------------------
(millions of U.S. dollars)                   Sept. 26,            Sept. 28,       Sept. 26,           Sept. 28,
                                               2008                 2007            2008                 2007
                                             ---------            ---------       ---------           ---------
Gross Margin                                  $ 30.6               $ 22.6          $ 58.2              $ 35.8

As a percentage of revenue                        50%                  46%             48%                 45%

Gross margin in the three month period ended September 26, 2008, was 50%, an increase of 4 percentage points as compared to the same period in Fiscal 2008. The improved gross margin is attributable to increased efficiencies and economies of scale resulting from the acquisition of Legerity and the sale of the Swindon Foundry. During the second quarter of Fiscal 2009 we incurred integration and severance costs of $0.8 related to the Legerity acquisition. In comparison, during the second quarter of Fiscal 2008 we incurred an insurance deductible of $1.0 related to a flooding at our Swindon Foundry. We expect the integration of Legerity to be complete by the end of this calendar year.

Gross margin in the six month period ended September 26, 2008 which includes $2.2 of integration and severance costs, increased by 3% to 48% compared to the same period in Fiscal 2008. The Fiscal 2008 results include $0.9 of severance costs related to headcount reductions in our Caldicot U.K. facility and $1.0 of insurance deductible. The changes to gross margin, discussed above, for the second quarter are driving the change in the margin throughout the first half of this year.

OPERATING EXPENSES

Research and Development ("R&D")

                                                    Three Months Ended                               Six Months Ended
                                             -------------------------------                  ------------------------------
(millions of U.S. dollars)                    Sept. 26,            Sept. 28,                  Sept. 26,            Sept. 28,
                                                2008                 2007                       2008                 2007
                                             ----------            ---------                  ---------            ---------
R&D expenses - gross                           $ 12.3               $ 13.3                     $ 25.9               $ 22.9
Less: NREs and government assistance             (1.1)                (1.3)                      (2.7)                (2.1)
                                               ------               ------                     ------               ------
R&D expenses                                   $ 11.2               $ 12.0                     $ 23.2               $ 20.8
                                               ======               ======                     ======               ======

As a percentage of revenue                         18%                  24%                        19%                  26%

R&D expenses decreased by 7%, or $0.8, in the second quarter of Fiscal 2009 from the same period in Fiscal 2008 notwithstanding the inclusion of 13 weeks of expenses related to the Legerity acquisition versus eight weeks for the same period in Fiscal 2008. The lower R&D costs are due to cost synergies arising from the acquisition of Legerity resulting in lower headcount, material spending, and software costs.

On a year to date basis R&D expenses is $2.4 higher than in the previous year, which is attributable to the inclusion of Legerity costs for two full quarters in Fiscal 2009, or 26 weeks versus eight weeks in Fiscal 2008. The incremental costs are partially offset by higher reimbursements of non-recurring engineering cost ("NRE's") in our Medical Product Group. R&D as a percentage of revenue for the six months ended September 26, 2008 was 19% compared to 26% for the comparable period in the prior year. The decrease in R&D as a percentage of revenue is attributable to the cost synergies mentioned above.

During Fiscal 2007, we entered into an agreement with the Government of Canada through Technology Partnerships Canada, which will provide partial funding for one of our research and development projects. This agreement will provide funding for reimbursement of up to $7.0 ($7.2 million Cdn) of eligible expenditures. During the three and six months ended September 26, 2008, we recorded government assistance of $0.7 and $1.2 related to this agreement, as compared to $0.6 and $1.2 in the same period of Fiscal 2008, which resulted in reducing our research and development expenses by these amounts in these periods. To date, we have recognized reimbursement of expenses under this agreement totaling $5.3.

Our R&D activities focused on the following areas:

      o     Ultra   low-power   integrated   circuits  and  modules   supporting
            short-range wireless communications for implantable medical devices and associated monitoring and programming equipment;

      o Synchronous Ethernet timing products that support the delivery of time-sensitive services over packet-based networks;

      o Optical physical-layer integrated circuits, modules and complete solutions that provide communications systems customers with the ability to implement and easily manage high capacity, lower power fiber-optic interconnect links; and

      o     Voice interface  products for access and residential  equipment that
            enables   carrier-class   voice  over-cable  and   voice-over-packet
            applications.

Our Medical Product strategies comprise a blend of Application Specific Standard Products ("ASSPs") and custom design and development. These strategies allow us to develop highly differentiated custom designs from our intellectual property for our key customers, and furthermore, by enjoying close relationships with market leaders, it ensures that we are investing wisely in developing the right standard products. For custom designs, we receive NRE reimbursements, which are recorded as recoveries of R&D expenditures. These NRE's are recognized upon achievement of milestones within development programs, thus the amounts will fluctuate from period to period.

Selling and Administrative ("S&A")

                                                    Three Months Ended                               Six Months Ended
                                             -------------------------------                  ------------------------------
(millions of U.S. dollars)                    Sept. 26,            Sept. 28,                  Sept. 26,            Sept. 28,
                                                2008                 2007                       2008                 2007
                                             ----------            ---------                  ---------            ---------
S&A Expenses                                   $ 13.6               $ 13.6                     $ 26.0               $ 23.5

As a percentage of revenue                         22%                  27%                        21%                  29%

S&A expenditures in the second quarter of Fiscal 2009 were flat compared to the same quarter a year ago. Our S&A expenditures in the second quarter of Fiscal 2009 include proxy contest costs of $1.2 and Legerity integration costs of $0.3. The second quarter of Fiscal 2009 also included a full 13 weeks of Legerity expenses versus only eight weeks of expenses for the same period a year ago. Prior year expenses included $1.7 of Legerity integration costs for the comparable period in Fiscal 2008. The decrease in S&A as a percentage of revenue is attributable to higher revenue and cost synergies arising from the acquisition of Legerity resulting in restructuring measures and cost cutting efforts.

S&A expenses for the first half of Fiscal 2009 were up $2.5, as compared to the same period in Fiscal 2008, mainly due to the inclusion of Legerity for the full six month period as compared to only eight weeks the previous year. S&A expenditures for the six months ended September 26, 2008 included $1.2 of proxy contest costs mentioned above and $0.4 of Legerity integration compared to $1.7 of Legerity integration costs for the comparable period in the prior year. The decrease in S&A as a percentage of revenue is attributable to the same factors mentioned above.

Acquired In-Process Research and Development ("IPR&D")

As a result of the acquisition of Legerity in the second quarter of Fiscal 2008, we determined that $20.3 of the purchase price was attributable to in-process research and development, based upon recognized valuation principles. In accordance with the respective generally accepted accounting principles, we expensed this value immediately at the date of acquisition. There is no similar amount in the current year.

Amortization of Intangible Assets

During the three and six month periods ending September 26, 2008, we recorded amortization on intangible assets of $1.9 and $3.7 as compared to $1.2 and $1.4 in the same periods of Fiscal 2008, respectively. These costs are related to our acquisitions of Legerity and Primarion. The increase in amortization, when compared to the same period last year, is the result of the addition of $60.0 of assets from our acquisition of Legerity.

Contract Impairment and Other

In Fiscal 2009, we have not incurred any contract impairment and other costs. In the second quarter of Fiscal 2008 we recorded $0.7 related to renegotiated design tool contracts and $0.5 was recorded in the first quarter of Fiscal 2008 related primarily to excess space in our Caldicot U.K. facility.

Stock Compensation Expense

At the beginning of Fiscal 2007, we adopted FAS 123R, Share-Based Payment, and began expensing the fair value of stock-based awards to employees under the provisions of FAS 123R.

Stock compensation expense was recorded as follows:

                                                    Three Months Ended                               Six Months Ended
                                             -------------------------------                  ------------------------------
(millions of U.S. dollars)                    Sept. 26,            Sept. 28,                  Sept. 26,            Sept. 28,
                                                2008                 2007                       2008                 2007
                                             ----------            ---------                  ---------            ---------
Selling and administrative                     $ 0.4                $ 0.4                      $ 0.8                $ 0.8
Research and development                          --                   --                        0.1                  0.1
Cost of revenue                                  0.1                  0.1                        0.1                  0.1
                                               -----                -----                      -----                -----
                                               $ 0.5                $ 0.5                      $ 1.0                $ 1.0
                                               =====                =====                      =====                =====

As at September 26, 2008, total unrecognized compensation cost related to non-vested awards was $3.4, and the weighted-average period over which this expense is expected to be recognized is approximately two years. Our stock compensation expense in future periods will be impacted by many variables and thus is expected to fluctuate based on factors including number of options granted, share prices, option prices, share price volatility, forfeitures, the risk free interest rate, and expected option lives.

NON-OPERATING INCOME AND EXPENSE

Gain on Sale of Mitel Investment

In August 2007, we exercised our amended put right on our share investment in Mitel Networks Corporation ("Mitel"). As these shares had been recorded with no book value, we realized a gain of $12.9, equivalent to the proceeds received.

Gain on sale of assets

During the first quarter of Fiscal 2009, we sold excess land in Swindon, U.K. The proceeds from the sale of land were $1.0 (0.5 million British pounds), resulting in a $0.9 gain, net of transaction costs.

Interest Income

Interest income for the three and six months ended September 26, 2008 was $0.3 and $0.7, respectively, as compared to $0.9 and $2.4 for the same period last year. These decreases were mainly due to reduced cash balances as a result of the acquisition of Legerity in August 2007. Our interest income is a result of our holdings of excess cash and cash equivalents.

Interest Expense

Interest expense for the three and six months ended September 26, 2008 was $1.1 and $2.3, as compared to $0.7 for both periods a year ago. The change is the result of the interest costs on our 6% convertible debentures, which were issued in the second quarter of Fiscal 2008.

Amortization of Debt Issue Costs

We incurred approximately $3.7 transactions costs relating to the issuance of our convertible debentures during the second quarter of Fiscal 2008. These costs have been capitalized, are included in other assets and will be amortized over five years, which is the term of the debt. Amortization costs for the three and six months ended September 26, 2008 were $0.2 and $0.4, respectively, as compared to $0.1 for both periods in Fiscal 2008.

Foreign Exchange Gains and Losses

Foreign exchange gain in the three and six months ended September 26, 2008 was $1.9 and $1.6 as compared to a loss of $3.5 and $3.8 for the same periods a year ago. We record net gains and losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, according to period-end market rates. As a result of our convertible debentures being denominated in Canadian dollars, while our functional currency is the U.S. dollar, we are required to revalue these debentures to U.S. dollars at the period-end market rates. As a result of this revaluation, we will incur non-cash foreign currency gains or losses. The foreign exchange gain during the first half of Fiscal 2009 was primarily a result of the impact of the strengthening U.S. dollar on our convertible debentures. A five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $3.8, before tax, to our earnings in a given Fiscal period.

Income tax expense (recovery)

An income tax recovery of $2.4 and $2.5 was recorded respectively in the three and six months ended September 26, 2008 compared to an income tax expense of $0.2 for the three and six months ended September 28, 2007. The income tax recoveries relate to:

                                                    Three Months Ended                               Six Months Ended
                                             -------------------------------                  ------------------------------
(millions of U.S. dollars)                    Sept. 26,            Sept. 28,                  Sept. 26,            Sept. 28,
                                                2008                 2007                       2008                 2007
                                             ----------            ---------                  ---------            ---------
Current expense (recovery)                     $ (0.9)              $  0.4                     $ (0.7)              $  0.4
Deferred expense (recovery)                       0.2                 (0.2)                       0.2                 (0.2)
Tax audit closures                               (1.7)                  --                       (2.0)                  --
                                               ------               ------                     ------               ------
                                               $ (2.4)              $  0.2                     $ (2.5)              $  0.2
                                               ======               ======                     ======               ======

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable income and uncertainties relating to future taxable income in the periods in which the deferred tax assets are deductible, we have established a valuation allowance as of September 26, 2008, of $236.1 (March 28, 2008 - $240.0). In Fiscal 2009, we
are required to comply with the Ontario-Federal Tax Harmonization legislation which was previously enacted. As a result of this legislation, we are required to harmonize our domestic provincial tax attributes with our domestic federal tax attributes. As a result, our domestic valuation allowance has increased by approximately $8.0 during the year. The remainder of the change relates to movements in temporary timing differences, the utilization of losses in certain foreign jurisdictions and differences relating to changes in the foreign exchange rates between our local tax reporting currencies and functional currency.

During the second of quarter of Fiscal 2009 we closed outstanding tax audits with various governments including Canada and the UK. We continue to pursue the closure of other ongoing tax audits in Germany and France. The settlement of any related Uncertain Tax Positions ("UTPs") during the Fiscal year will result in either a tax payment to the taxing authority or a derecognition of the UTP. Based on information currently available to us, we expect that the unrecognized tax benefits will decrease by approximately $3.7 million in the next twelve months due to the closing of audits for open tax years. During the current quarter, we derecognized $1.7 in previously recognized UTPs.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

NET INCOME (LOSS)

We recorded net income of $7.2, or $0.05 per share, in the second quarter of Fiscal 2009. This compares to a net loss of $15.9, or $0.13 per share, in the same period of Fiscal 2008. Net income in the second quarter of Fiscal 2009 was driven primarily by increased product shipments at higher margins in the quarter, an income tax recovery of $2.4, and gains from foreign exchange of $1.9. Net income in the second quarter of Fiscal 2008 was driven by various costs related to our acquisition of Legerity, most notably the $20.3 write-off for IPR&D and integration costs of $2.9. Additionally, in the prior year our net income was affected by losses from our Swindon foundry, which is not occurring in Fiscal 2009, as a result of its sale at the end of the prior Fiscal year.

With the integration of Legerity near complete we have been able to achieve other cost savings through economies of scale. Our cost base for this quarter should be more indicative of our future expenditure levels than the previous four quarters have been after adjusting for $1.2 of integration costs and $1.2 of proxy contest costs.

The year to date net income for Fiscal 2009 was $8.3, or $0.05 per share, as compared to net loss of $20.9, or $0.18 per share, for the same period in Fiscal 2008. The same items driving net income discussed above are impacting net income on a year to date basis, as well.

As a result of the current economic slow down equipment manufacturers may be more conservative in their spending. If our customers and end users of our products reduce their spending levels our revenues and ultimately our net income could be reduced.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity as at September 26, 2008 was cash, cash equivalents and short-term investments totaling $46.1 (March 28, 2008 - $42.6). Included in these amounts as at September 26, 2008, were cash and cash equivalents of $45.9 (March 28, 2008 - $42.4), and short-term investments of $0.2 (March 28, 2008 - $0.2).

Operating Activities

Cash generated from operating activities during the six months ended September 26, 2008 was $9.1, as compared to cash used of $11.0 in the same period of Fiscal 2008.

Cash generated from operating activities before working capital changes was $15.1 for the six months ended September 26, 2008, as compared to cash used of $3.5 in the first six months of Fiscal 2008. Cash generated in operations in Fiscal 2009 resulted primarily from the net income during the period. Since March 28, 2008, our non-cash working capital increased by $6.0, mainly as a result of the following:

      o an increase in receivable balances totaling $5.7, as a result of the timing of product revenues during the quarter; and

      o a decrease in payables and accrued liabilities totaling $4.8, driven mainly by the result of adjustments to certain tax provisions.

Partially offset by

      o     a decrease in inventories of $1.0 as a result of higher shipments;

      o a decrease in prepaid expenses of $1.5, primarily as a result of the draw down from certain design tool agreements; and

      o an increase in deferred credits of $2.0 as a result of advance funding received to fund a research and development project.

In comparison, our non-cash working capital increased by $7.5 during the first six months of Fiscal 2008, after giving effect to the impact of Legerity acquisition, primarily as a result of the following:

      o an increase in receivable balances totaling $3.6, as a result of the timing of product revenues during the quarter, and also due to the accrued recoveries related to our insurance claim for the flood at our Swindon facility;

      o an increase in inventories to accommodate the next quarter's orders, and an increase in inventory levels for certain products that we are building under Last Time Buy arrangements. Last Time Buy arrangements involve the sale of products we plan to discontinue the sale of in the near future; and

      o a decrease in payables and accrued liabilities totaling $2.1, driven mainly by incentive compensation payments made during the first quarter of Fiscal 2008.

Investing Activities

Cash used in investing activities during the six months ended September 26, 2008 was $1.3, primarily from the following:

      o net expenditures for fixed assets totaling $2.3, relating to the purchase of production equipment.

partially offset by

      o     proceeds from the sale of excess land of $1.0.

In comparison, cash used in investing activities during the same period a year ago was $122.1, primarily from the following:

      o     acquisition of Legerity for 135.9;

      o net expenditures for fixed assets totaling $2.4, including the replacement of assets damaged in the flood at our Swindon facility.

partially offset by

      o proceeds of $12.9 from the sale of our investment in Mitel Networks Corporation, as discussed below; and

      o     the maturity of other short-term investments totaling $3.3.

Financing Activities

Cash used from financing activities during the six months ended September 26, 2008, was $3.8. The decrease in cash resulted primarily from the following:

      o     repurchase of preferred shares of $0.9;

      o     repurchases of common shares of $1.8; and

      o     payment of dividends on preferred shares of $1.1.

In comparison, cash generated from financing activities during the six months ended September 28, 2007, was $68.2. The increase in cash resulted from the issuance of $74.5 in convertible debentures during the second quarter to assist in financing our acquisition of Legerity. This cash inflow was partially offset by the following:

      o debt issue costs of $3.5 associated with issuing the convertible debentures;

      o     repurchases of preferred shares of $1.6; and

      o     payment of dividends on preferred shares of $1.2.

Starting in June 2008 we began to repurchase common shares on the open market under a normal course issuer bid. To date, we have repurchased 1,920,000 shares for a total consideration of $1.8 under the normal course issuer bid. We did not participate in a normal course issuer bid in the prior year.

Purchases made under the normal course issuer bid are part of a distinct open market share repurchase plan through The Toronto Stock Exchange. The bid was adopted in May and will run for one year. The current plan allows us to purchase no more than 12,272,384 issued and outstanding shares of the Corporation. The bid does not commit the Company to make any share repurchases. Purchases can be made only on The Toronto Stock Exchange at prevailing open market prices and are paid out of general corporate funds. We cancel all shares repurchased under the share repurchase program.

We are required to pay quarterly dividends on our preferred shares of $0.48 (Cdn$0.50) per share. Subject to foreign exchange rate fluctuations, we expect to pay approximately $1.1 in dividends in the remainder of Fiscal 2009. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $24.16 (Cdn$25.00) per share plus costs of purchase. During the second quarter of Fiscal 2009, we repurchased $0.4 of preferred shares. In addition, if the market price of the shares remains below $24.16 (Cdn$25.00), we expect to make reasonable efforts to repurchase an additional 44,800 of preferred shares in the remainder of Fiscal 2009.

In addition to our cash, cash equivalents and short-term investment balances, we have credit facilities of $1.4 (Cdn $1.5) available for letters of credit. As at September 26, 2008, we had used $1.5 Cdn of our credit facilities, accordingly, we had no unused facilities. The outstanding letters of credit related to our SERP.

As at September 26, 2008, we have pledged $15.5 (103.1 million Swedish krona) in restricted cash and cash equivalents to secure our pension liability of $18.2 in Sweden. The Swedish pension liability is comprised of $15.2 (101 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $3.0 as determined under the U.S. GAAP provisions of FAS 87, Employers' Accounting for Pensions.

We are required to meet certain covenants, including financial covenants, under the provisions of our credit facility agreements. We are currently in compliance with these covenants, although we cannot be certain that we will be able to either meet these covenants in the future or obtain a waiver from the bank if we do not meet these covenants. This may result in the availability of the credit facility being reduced or restricted. As we have substantially secured our credit facility by pledging cash and cash equivalents, we do not anticipate that a reduction or restriction of this facility would negatively impact our financial position in a material way.

We believe that our existing cash, cash equivalents, and short-term investment balances, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, common share repurchase, preferred share dividend and repurchase, and other cash outflows for the foreseeable future.

CONTINGENCIES

We are a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of our business. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and we can reasonably estimate the amount of the loss. We do not believe that any monetary liabilities or financial impacts of these lawsuits and claims or potential claims that exceed the amounts already recognized would be material to our financial position or results of operations.

CONTRACTUAL OBLIGATIONS

During the second quarter of Fiscal 2009, several uncertain income tax provisions as recorded under FIN 48 changed. As a result, the contractual obligations for income tax contingency payments of $7.5 as reported at March 28, 2008 changed and the revised obligation as at September 26, 2008 is as follows:

                                                                   Payments Due by Period
                                        ------------------------------------------------------------------------------
                                                        Less than                                            More than
                                          Total           1 year       1 - 3 years          4 - 5 years       5 years
                                        ---------       ---------      -----------          -----------      ---------
Income tax contingency
  payments                                    4.6             3.7              --                   --             0.9
                                        ---------       ---------       ---------            ---------       ---------
                                        $     4.6       $     3.7       $      --            $      --       $     0.9
                                        =========       =========       =========            =========       =========

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") IMPLEMENTATION

As an SEC issuer, within the meaning of Canadian securities legislation, we have opted under National Instrument 52-107--Acceptable Accounting Principles, Auditing Standards and Reporting Currency ("NI 52-107") adopted by the Canadian Securities Administrators ("CSA") to prepare our financial statements in accordance with US GAAP and to have financial statements audited in accordance with US GAAS. Although the Canadian Accounting Standards Board has adopted a strategic plan to move financial reporting for Canadian publicly accountable enterprises to IFRS with a changeover date of January 1, 2011, the CSA has announced in CSA Staff Notice 52-321--Early Adoption of IFRS, Use of US GAAP and Reference to IFRS-IASB issued June 27, 2008, that CSA staff propose to retain the existing option in NI 52-107 for a Canadian issuer, which is also an SEC issuer, such as us, to continue to use US GAAP.

CRITICAL ACCOUNTING ESTIMATES

Except as disclosed, there have been no significant changes to our contractual obligations included in Item 5F - Operating and Financial Review and Prospects - Tabular disclosure of contractual obligations of our Annual Report on Form 20-F for the year ended March 28, 2008.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS 162 is effective 60 days following the Securities Exchange Commission approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with GAAP. We do not expect the adoption of SFAS 162 to have an impact on our consolidated financial position, results of operations or cash flows.

In April 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. 142-3, Determination of the Useful Life of Intangible Assets ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. We are required to adopt FSP 142-3 in the first quarter of Fiscal 2010. The requirements of this FSP 142-3 are to be applied prospectively to intangible assets acquired after the effective date. As a result, we do not expect the adoption of FSP 142-3 to have a material impact on our financial position or results of operations.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures About Derivative Instruments and Hedging Activities ("FAS 161"). The new standard requires enhanced disclosures to help investors better understand the effect of an entity's derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. We are required to adopt FAS 161 in the first quarter of Fiscal 2010. We do not expect the adoption of FAS 161 to have a material impact on our financial disclosure.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. In February 2008, the FASB amended FAS 157 by issuing FASB Staff Position 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 ("FSP 157-1"). In February 2008, the FASB also issued FASB Staff Position 157-2, Effective Date of FASB Statement No. 157 ("FSP 157-2"). FSP 157-1 amends FAS 157 to exclude fair value requirements on leases. FSP 157-2 delays the effective date of FAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to Fiscal years beginning after November 15, 2008. We adopted certain provisions of FAS 157, effective March 29, 2008 (see also Note
3). As a result of the amendments of FSP 157-1 and FSP 157-2, we have not assessed the fair value impact on our goodwill, intangible assets, provision for exit activities and leases. We are currently evaluating the effect that the adoption of the provisions deferred by FSP 157-1 and FSP 157-2 will have on our financial position and results of operations.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities--Including an Amendment of FASB Statement No. 115 ("FAS 159"). FAS 159 permits entities to elect to measure many financial instruments and certain other items at fair value. In the first quarter of Fiscal 2009, we adopted FAS 159 but did not elect the fair value option for any assets or liabilities, which were not previously carried at fair value. Accordingly, the adoption of FAS 159 had no impact on our consolidated financial statements.

In June 2007,  the FASB  ratified the consensus  reached by the Emerging  Issues
Task Force on Issue No. 07-3, Accounting for Advance Payments for Goods or Services Received for Use in Future Research and Development Activities ("EITF 07-3"). EITF 07-3 indicates that non-refundable advance payments for future R&D activities should be deferred and capitalized until the goods have been delivered (assuming the goods have no alternative future use) or the related services have been performed. EITF 07-3 also indicates that companies should assess deferred R&D costs for recoverability. We are required to adopt EITF 07-3 for new contracts entered into in Fiscal years beginning after December 15, 2007. Earlier application is not permitted. We adopted EITF 07-3 in the first quarter of Fiscal 2009. The adoption of this standard did not have a material impact on our financial position or results of operations.

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations ("FAS 141(R)"). This statement significantly changes the accounting for acquisitions, both at the acquisition date and in subsequent periods;
however, certain requirements of the statement regarding income taxes will impact the disclosure and accounting of our previously completed acquisitions. FAS 141(R) is effective for public companies for Fiscal years beginning on or after December 15, 2008. FAS 141(R) will be applied prospectively and early adoption is prohibited. We are required to adopt FAS 141(R) in the first quarter of Fiscal 2010. After the effective date of FAS 141(R), we may be required to make an adjustment to income tax expense for changes in the valuation allowance for acquired deferred tax assets and to recognize changes in the acquired income tax positions in accordance with FASB Interpretation No. 48 ("FIN 48").
Previously, these amounts would be charged to goodwill or other intangible assets. We are not able to quantify the tax impact of this standard at this time. With the exception of the tax implications of FAS 141(R) we do not expect the adoption of FAS 141(R) to have any other material impact on our financial position or results of operations.

SUBSEQUENT EVENT

On October 23, 2008, the Toronto Stock Exchange ("TSX") accepted our notice of intention ("Notice") to make a normal course issuer bid ("NCIB") permitting us to purchase for cancellation up to $7.8 million Cdn in aggregate principal amount of its 6% convertible unsecured subordinated debentures, being 10% of its public float of $78.7 million Cdn in aggregate principal amount of convertible debentures as of October 22, 2008. We plan to make the purchases of convertible debentures under the NCIB using available cash during a 12-month period from October 27, 2008 to October 26, 2009. We currently have convertible debentures with a total face value of $76.2 ($78.8 million Cdn) outstanding. The timing and exact number of convertible debentures purchased under the NCIB will be at our discretion, will depend on market conditions, and may be suspended or discontinued at any time. All convertible debentures purchased by us under the NCIB will be cancelled.

Purchases under the NCIB will be made at the prevailing market price through the facilities of the TSX. The average daily trading volume of the convertible debentures over the last six complete calendar months was $67,509 Cdn in aggregate principal amount ("ADTV") Under the TSX rules, we may purchase up to 25% of the ADTV (or $16,877 Cdn in aggregate principal amount of convertible debentures) per trading day, subject to the weekly purchase exception.

To our knowledge, after reasonable inquiry, no director, senior officer or any of their associates, or any person acting jointly or in concert with us, intends to sell convertible debentures under the NCIB. Any holder of our securities may obtain a copy of the Notice without charge by contacting the Corporate Secretary (tel: 613-592-0200)

CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) of the Exchange Act) during the three months ended September 26, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In Fiscal 2008, we had excluded the internal controls over financial reporting from the acquired Legerity business from our internal control assessment; however, beginning March 29, 2008 these controls will now be included in our assessment.


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

COMMON SHARES OUTSTANDING

As at October 24, 2008, there were 125,425,682 Common Shares of Zarlink Semiconductor Inc., no par value, issued and outstanding.

Share repurchase program

                           REPURCHASE OF COMMON SHARES

                                        Total Number of
                                        Shares Purchased         Average Price                  Maximum Number of
                                      as Part of Publicly          Paid per                  Shares that May Yet Be
                                        Announced Plans             Share                   Purchased Under the Plan
                                      -------------------        -------------              ------------------------
June 28 to Aug. 1, 2008                    1,020,000                 0.92                          10,352,384

Aug. 2 to Aug. 29, 2008                       NIL                     NIL                          10,352,384

Aug. 30 to Sept. 26, 2008                     NIL                     NIL                          10,352,384
                                           ---------                -----
Total                                      1,020,000                $0.92
                                           =========                =====

On May 21, 2008, Zarlink announced that it had adopted a share repurchase program which commenced on May 26, 2008 and ends on May 25, 2009. The program allows us to repurchase up to 12,272,384 common shares (which is no more than 10% of the common shares outstanding on May 20, 2008).


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